Exhibit 12.1

FREEPORT-McMoRan COPPER & GOLD INC.

Computation of Ratio of Earnings
to Fixed Charges:

	Years Ended December 31,
	2004	2003	2002	2001	2000
	(In Thousands)
Income from continuing operations	$202,267	$181,660	$164,654	$113,025	$76,987
Add:
Provision for income taxes	330,680	338,053	245,518	202,979	159,573
Cumulative effect of accounting changes, net	-	15,593	3,049	-	-
Equity in PT Smelting (earnings) losses	(2,045)	(5,609)	4,181	5,137	13,593
Minority interests’ share of net income	41,437	48,469	36,441	42,772	36,680
Interest expense, net	148,103	197,017	171,209	173,595	205,346
Rental expense factor	1,342	1,027	-	-	-
Earnings available for fixed charges	$721,784	$776,210	$625,052	$537,508	$492,179

Interest expense, net	$148,103	$197,017	$171,209	$173,595	$205,346
Capitalized interest	2,860	2,994	12,245	9,438	7,216
Rental expense factor (a)	1,342	1,027	-	-	-
Fixed charges	$152,305	$201,038	$183,454	$183,033	$212,562

Ratio of earnings to fixed charges (b)	4.7x	3.9x	3.4x	2.9x	2.3x

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends:
	Years Ended December 31,
	2004	2003	2002	2001	2000
	(In Thousands)
Income from continuing operations	$202,267	$181,660	$164,654	$113,025	$76,987
Add:
Provision for income taxes	330,680	338,053	245,518	202,979	159,573
Cumulative effect of accounting changes, net	-	15,593	3,049	-	-
Equity in PT Smelting (earnings) losses	(2,045)	(5,609)	4,181	5,137	13,593
Minority interests’ share of net income	41,437	48,469	36,441	42,772	36,680
Interest expense, net	148,103	197,017	171,209	173,595	205,346
Rental expense factor	1,342	1,027	-	-	-
Earnings available for fixed charges	$721,784	$776,210	$625,052	$537,508	$492,179

Interest expense, net	$148,103	$197,017	$171,209	$173,595	$205,346
Capitalized interest	2,860	2,994	12,245	9,438	7,216
Rental expense factor (a)	1,342	1,027	-	-	-
Preferred dividends	103,108	60,045	69,179	70,563	72,717
Fixed charges	$255,413	$261,083	$252,633	$253,596	$285,279

Ratio of earnings to fixed charges (c)	2.8x	3.0x	2.5x	2.1x	1.7x

(a)	Portion of rent deemed representative of an interest factor.
(b)
For purposes of this calculation, earnings consist of income from continuing operations before income taxes, minority interests and fixed charges. Fixed charges include interest and that portion of rent deemed representative of interest.

(c)	For purposes of this calculation, we assume that our preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements.